SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2006 WASH, D.C. 199

S MMISSION

06004045

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3/15

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32795

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kerchevilla & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15750 IH 10 West
(No. and Street)

San Antonio	Texas	78249
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lori S. Barker (210) 694-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Padgett, Stratemann & Co., L.L.P.
(Name – *if individual, state last, first, middle name*)

100 N.E. Loop 410, Suite 1100	San Antonio	Texas	78216
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 26 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Kercheville, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kercheville and Company, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIM WOLFF
Notary Public
State of Texas
My Comm. Exp. 03-10-2008

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Notes to Consolidated Financial Statements

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

PADGETT, STRATEMANN & CO., L.L.P.
Certified Public Accountants and Business Advisors

Independent Auditors' Report

To the Board of Directors
Kercheville and Company and Subsidiary
San Antonio, Texas

We have audited the accompanying consolidated statements of financial condition of Kercheville and Company and Subsidiary (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kercheville and Company and Subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

100 N.E. Loop 410, Suite 1100, San Antonio, Texas 78216 • www.padgett-cpa.com
Phone (210) 828-6281 • (800) 879-4966 • Fax (210) 826-8606

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Padgett, Stratemann & Co.

Certified Public Accountants
San Antonio, Texas
January 26, 2006

Consolidated Statements of Financial Condition

December 31, 2005 and 2004

Assets

Current Assets	2005	2004
Cash and cash equivalents	$ 80,776	$ 265,186
Receivables:		
From brokers, dealers, and clearing agent	192,466	138,176
From affiliates, employees, and other	14,468	43,902
Securities owned – at market value	1,251,627	1,480,136
Investment in Blanco Partners, L.P.	5,921,010	5,036,471
Prepayments	27,240	25,855
Total current assets	7,487,587	6,989,726
Property and Equipment		
Land	379,437	379,437
Buildings and improvements	547,365	547,365
Equipment and furniture	358,609	346,073
	1,285,411	1,272,875
Less accumulated depreciation	712,003	640,657
Net property and equipment	573,408	632,218
Deposits With Clearing Agent	135,822	139,517
	$ 8,196,817	$ 7,761,461

Notes to consolidated financial statements form an integral part of these statements.

Liabilities and Stockholders' Equity

Liabilities	2005	2004
Accounts payable and accrued liabilities	$ 75,528	$ 237,372
Securities sold short - fair value	8,500	-
Total liabilities	84,028	237,372
Minority Interest	42,794	34,716
Stockholders' Equity		
Common stock – $0.50 par value; 600,000 shares authorized; 365,688 shares issued and 363,188 shares outstanding (364,688 shares issued and 363,188 shares outstanding at December 31, 2004)	182,844	182,344
Additional paid-in capital	164,257	143,917
Retained earnings	7,769,604	7,192,182
Treasury stock – 2,500 shares at cost (1,500 shares at December 31, 2004)	(46,710)	(29,070)
Total stockholders' equity	8,069,995	7,489,373
	$ 8,196,817	$ 7,761,461

Consolidated Statements of Income

Years Ended December 31, 2005 and 2004

	2005	2004
Revenues and income:		
Commissions	$ 1,875,812	$ 2,093,375
Interest and dividends	103,216	111,387
Realized and unrealized gains on securities – net	306,251	218,723
Management fees and performance fees	606,950	442,378
Other income	53,597	70,491
Total revenues and income	2,945,826	2,936,354
Expenses:		
Employee compensation and benefits including commissions	1,757,333	1,824,389
Transaction charges	125,156	173,644
General, administrative, and other	164,392	160,785
Communications	88,929	98,229
Depreciation	73,644	64,233
Property, payroll, and other taxes	98,869	106,538
Occupancy	52,003	55,837
Total expenses	2,360,326	2,483,655
Earnings before minority interest	585,500	452,699
Minority interest in earnings of subsidiary	8,078	5,278
Net earnings	$ 577,422	$ 447,421

Notes to consolidated financial statements form an integral part of these statements.

Consolidated Statements of Changes in Stockholders' Equity

Years Ended December 31, 2005 and 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance at January 1, 2004	$ 180,844	$ 83,941	$ 6,744,761	$ -	$ 7,009,546
Exercise of stock options	1,500	22,510	-	-	24,010
Stock-based compensation	-	37,466	-	-	37,466
Purchase of treasury stock	-	-	-	(29,070)	(29,070)
Net earnings – year ended December 31, 2004	-	-	447,421	-	447,421
Balance at December 31, 2004	182,344	143,917	7,192,182	(29,070)	7,489,373
Exercise of stock options	500	10,770	-	-	11,270
Stock-based compensation	-	9,570	-	-	9,570
Purchase of treasury stock	-	-	-	(17,640)	(17,640)
Net earnings – year ended December 31, 2005	-	-	577,422	-	577,422
Balance at December 31, 2005	**$ 182,844**	**$ 164,257**	**$ 7,769,604**	**$ (46,710)**	**$ 8,069,995**

Notes to consolidated financial statements form an integral part of these statements.

Consolidated Statements of Cash Flows

Years Ended December 31, 2005 and 2004

Increase (Decrease) in Cash and Cash Equivalents

	2005	2004
Cash Flows From Operating Activities		
Net earnings	**$ 577,422**	$ 447,421
Adjustments to reconcile net earnings to net cash provided (used in) by operating activities:		
Minority interest in earnings of subsidiary	**8,078**	5,278
Depreciation	**73,644**	64,233
Appreciation of investment in Blanco Partners, L.P.	**(884,539)**	(609,982)
Stock-based compensation	**9,570**	37,466
Net change in:		
Receivables:		
From brokers, dealers, and clearing agent	**(54,290)**	(16,121)
From affiliates, employees, and other	**29,434**	(37,244)
Securities owned	**228,509**	243,122
Prepayments	**(1,385)**	(3,839)
Deposits with clearing agent	**3,695**	279
Accounts payable and accrued liabilities	**(161,844)**	67,428
Securities sold short	**8,500**	-
Employee benefit plan payable	**-**	(24,672)
Net cash provided by (used in) operating activities	**(163,206)**	173,369
Cash Flows From Investing Activities – purchase of property and equipment	**(14,834)**	(165,051)
Net cash used in investing activities	**(14,834)**	(165,051)

Notes to consolidated financial statements form an integral part of these statements.

Consolidated Statements of Cash Flows

Years Ended December 31, 2005 and 2004

(Continued)

Increase (Decrease) in Cash and Cash Equivalents

	2005	2004
Cash Flows From Financing Activities		
Proceeds from exercise of stock options	$ 11,270	$ 24,010
Purchase of treasury stock	(17,640)	(29,070)
Net cash used in financing activities	(6,370)	(5,060)
Net increase (decrease) in cash and cash equivalents	(184,410)	3,258
Cash and cash equivalents at beginning of year	265,186	261,928
Cash and cash equivalents at end of year	$ 80,776	$ 265,186

Supplemental Disclosure of Cash Flow Information

Cash paid for state income taxes	$ 19,698	$ 10,988

1. Summary of Significant Accounting Policies

The accounting and reporting policies of Kercheville and Company ("K&Co.") and Subsidiary conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Following is a summary of the Company's more significant accounting and reporting policies:

Nature of Operations

K&Co. was incorporated in the state of Texas in October 1984, in compliance with the broker-dealer registration requirements imposed by rule 3b-9 of the Securities and Exchange Act of 1934.

K&Co. is the general partner with a 99% interest in Kercheville Partners, L.P. ("KP"). KP's sole activity is serving as a general partner of Blanco Partners, L.P. (see note 3). The accompanying consolidated financial statements include the accounts of K&Co. and KP, (collectively, the "Company"). All intercompany accounts and transactions have been eliminated in consolidation.

The Company operates under a clearing agreement with Pershing LLC ("Pershing"), a member of BNY Securities Group and a subsidiary of Bank of New York, whereby Pershing clears transactions for K&Co.'s customers, located primarily in Texas, and carries the accounts of the customers on a fully-disclosed basis as customers of Pershing. K&Co. does not hold cash or securities in connection with these transactions. K&Co. is exempt from rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph K(2)(ii) of that rule.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash and cash equivalents consist of interest-bearing and noninterest-bearing demand accounts with financial institutions.

1. Summary of Significant Accounting Policies (continued)

Securities Owned and Securities Sold Short

Investments in securities and securities sold short traded on a national securities exchange or reported on a national market system are stated at the last reported sales price on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the average of the closing bid and asked prices on that day.

Derivative Instruments

The Company accounts for derivative instruments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended by SFAS Nos. 138 and 14. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statements of financial condition and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and resulting designation.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated on the straight-line method and is based on the following estimated useful lives: buildings and improvements – 15 to 18 years and equipment and furniture – 3 to 7 years.

Commissions

Commissions and related transaction charges are recorded on a trade-date basis as securities transactions occur.

Trading Gains and Losses

Trading gains and losses on securities include both realized and unrealized gains and losses on trading securities. Realized gains and losses are computed based on specific identification of securities sold.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

K&Co. elected to be treated as an S Corporation for federal income tax purposes under which K&Co.'s taxable income is included in the tax return of its owners. Accordingly there is no provision for federal income taxes reported in these consolidated financial statements. State franchise taxes that are based on income are reported as a provision for state income taxes in the consolidated statements of income.

Stock-Based Compensation

K&Co. has two employee incentive stock plans, which are described more fully in note 8. The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Accordingly, compensation expense for stock options is measured as the excess, if any, of the estimated fair value of the Company's common stock at the date of grant over the amount an employee must pay to acquire the stock. The following table represents the effect on net earnings if the Company has applied the fair value method and recognition provisions of SFAS No. 123(R), *Accounting for Stock-Based Compensation*, for the grant of stock options:

	December 31,	
	2005	2004
Reported net earnings	**$ 577,422**	$ 447,421
Stock-based employee compensation expense determined under variable method for all awards	**9,570**	37,466
Total stock-based employee compensation expense determined under fair value method for all awards	**-**	(3,990)
	$ 586,992	$ 480,897

2. Securities Owned

Securities owned consist of trading securities at market values as follows:

	December 31, 2005	December 31, 2004
Corporate stocks	$ **743,425**	$ 756,353
Mutual funds	**479,060**	620,744
Money market funds	**2,844**	41,984
Foreign government obligations	**26,298**	61,055
	$ **1,251,627**	$ 1,480,136

Securities sold short consist of trading securities at market values as follows:

	December 31, 2005	December 31, 2004
Securities sold short	$ **8,500**	$ -

3. Investment in Blanco Partners, L.P.

Through the general partnership interest held by KP and a direct limited partnership interest held by K&Co., the Company has an investment in Blanco Partners, L.P. ("Blanco Partners") whose primary purpose is to invest and trade in securities and other financial instruments. At December 31, 2005 and 2004, the carrying value of the Company's investments in Blanco Partners was $5,921,010 and $5,036,471, respectively, representing the Company's proportionate share of the fair value of the net assets of Blanco Partners. For the year ended December 31, 2005, the Company recognized appreciation related to its investment in Blanco Partners of $884,539 in 2005 (appreciation of $609,982 in 2004), including $606,950 in management and performance fees ($442,378 in 2004), and realized and unrealized gains of $277,589 ($167,604 in 2004).

K&Co. executes certain transactions for Blanco Partners and earned commission income related to these trades of approximately $439,000 and $295,600 in 2005 and 2004, respectively. KP serves as general partner for Blanco Partners. In this capacity, KP earned management fees and performance fees of $606,950 and $442,378 during the years ended December 31, 2005 and 2004, respectively.

3. Investment in Blanco Partners, L.P. (continued)

Condensed financial information of Blanco Partners is as follows:

	December 31, 2005	December 31, 2004
Assets		
Investment in securities at fair value	$ 45,679,655	$ 45,882,311
Other assets	8,346,949	3,091,215
Total assets	54,026,604	48,973,526
Liabilities		
Securities sold short – fair value	2,979,010	1,687,010
Margin loan payable	5,700,972	3,839,770
Other liabilities	143,992	53,494
Total liabilities	8,823,974	5,580,274
Partner's capital	$ 45,202,630	$ 43,393,252
Operations		
Net investment gain (loss)	$ (10,217)	$ 1,552
Net realized and unrealized gain on investments	2,380,200	666,358
Net increase in partner's capital resulting from operations	$ 2,369,983	$ 667,910

4. Deposits With Clearing Agent

Under the clearing agreement with Pershing, K&Co. is required to maintain a $100,000 balance at Pershing. At December 31, 2005 and 2004, funds were invested in U.S. Treasury notes and in certificates of deposit with a market value of $135,822 and $139,517, respectively.

5. Related Party Transactions

K&Co. acts as an agent and sells various insurance products on behalf of an agency owned by K&Co.'s majority stockholder. For the years ended December 31, 2005 and 2004, K&Co. recognized revenues related to these activities of approximately $700 and $1,400, respectively.

6. Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the years ended December 31, 2005 and 2004.

7. Off-Balance Sheet Activities

All financial instruments are subject to market risk, the risk that future changes in market conditions may make an investment less valuable or more onerous. As the instruments are recognized at market value, those changes directly affect reportable income.

Securities Sold Short

K&Co. may sell a security that it does not own in anticipation of a decline in the market value of that security. K&Co. is obligated to purchase such security at a future date. As of December 31, 2005, the Company had securities sold short with a fair-market value of $8,500. The Company did not have any securities sold short at December 31, 2004.

Written Options

At December 31, 2005 and 2004, the Company did not have any written options outstanding.

7. Off-Balance Sheet Activities (continued)

Credit Risk

K&Co.'s customer accounts are carried by the clearing agent. All execution and clearing services are also performed by the clearing agent. The agreement between K&Co. and the clearing agent stipulates that all losses resulting from K&Co.'s customers' inability to fulfill their contractual obligation are the responsibility of K&Co.

8. Employee Stock Option Plans and Stock Award

K&Co. had two employee incentive stock plans: the 1999 Nonqualified Stock Option Plan (the "1999 Plan"), and the 2000 Nonqualified Stock Option Plan (the "2000 Plan").

The 1999 Plan and the 2000 Plan provide for the granting of stock options up to a maximum of 11,000 shares and 6,000 shares of K&Co.'s common stock, respectively. Stock options may be granted at prices not less than 100% of the fair value at the date of the stock option grant. Stock options granted under the 1999 Plan become exercisable ratably over five years and expired on December 31, 2004. No options may be granted after December 31, 2001, the termination date of the 1999 Plan. Stock options granted under the 2000 Plan become exercisable ratably over five years and expired on December 31, 2005. No options may be granted after December 31, 2005, the termination date of the 2000 Plan. A summary of stock option activity in the plans is as follows:

	2000 Plan		1999 Plan	
	Stock Options Outstanding	Exercise Price	Stock Options Outstanding	Exercise Price
January 1, 2004	2,000	$11.27	2,000	$ 6.37
Exercised	(1,000)	$11.27	(2,000)	$ 6.37
December 31, 2004	1,000	$11.27	-	$ 6.37
Exercised	(1,000)	$11.27		
December 31, 2005	-	**$11.27**		

There were no stock options exercisable at December 31, 2005 and 2004.

8. Employee Stock Option Plans and Stock Award (continued)

In January 2001, the Company reduced the exercise price on all outstanding options and, in accordance with the Financial Accounting Standards Board Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation* ("FIN 44"), an interpretation of APB No. 25, the Company will account for these options as variable awards until they are exercised. The Company recognized a stock-based compensation expense of $9,570 and $37,466 in 2005 and 2004, respectively, related to these variable awards.

9. Net Capital Requirements

K&Co. is subject to the Security and Exchange Commission's ("SEC's") Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital requirements and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $1,320,435, which was $1,070,435 in excess of its required net capital of $250,000. K&Co.'s ratio of aggregate indebtedness to net capital was 6.36% at December 31, 2005. At December 31, 2004, the Company had net capital of $1,526,348, which was $1,276,378 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 15.55% at December 31, 2004.

Supplementary Information

Schedule of Computation of Net Capital

December 31, 2005

Schedule I – Computation of Net Capital

Total stockholders' equity	$ 8,069,995
Deductions:	
Nonallowable assets:	
Receivable from affiliates, employees, and other	(14,468)
Prepayments	(27,240)
Property and equipment – net	(573,408)
Investment in Blanco Partners, L.P.	(5,921,010)
Net capital before haircuts on securities	1,533,869
Haircuts on securities	(213,434)
Net capital	$ 1,320,435

Schedule II – Computation of Aggregate Indebtedness

Liabilities	$ 75,528
Securities sold short	8,500
Total aggregate indebtedness	$ 84,028
Percentage of aggregate indebtedness to net capital	6.36%

Schedule III – Computation of Basic Net Capital Requirements

Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 250,000
Excess net capital	$ 1,070,435

Schedule IV – Reconciliation With K&Co.'s Computation

(Included in Part II-A of Form X-17A-5 as of December 31, 2005)

Net capital as reported in K&Co.'s Part II-A (Unaudited) FOCUS Report	$ 1,272,854
Audit adjustments:	
Trade date adjustment	79,973
Minority interest adjustment	(8,042)
Franchise tax adjustment	(24,350)
Net capital per above	$ 1,320,435

See independent auditors' report.

PADGETT, STRATEMANN & CO., L.L.P.
Certified Public Accountants and Business Advisors

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
Kercheville and Company and Subsidiary
San Antonio, Texas

In planning and performing our audit of the consolidated financial statements of Kercheville and Company and Subsidiary (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

100 N.E. Loop 410, Suite 1100, San Antonio, Texas 78216 • www.padgett-cpa.com
Phone (210) 828-6281 • (800) 879-4966 • Fax (210) 826-8606

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Padgett, Stratemann & Co.

Certified Public Accountants
San Antonio, Texas
January 26, 2006

Kercheville and Company
and Subsidiary

Consolidated Financial Statements
and Supplementary Information

December 31, 2005 and 2004